  EXHIBIT 99.1

Management’s Discussion and Analysis

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2019

DATED: NOVEMBER 7, 2019

Management’s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3
Caution Regarding Forward-looking Statements	4
Company Overview	5
Mission	5
Business Combination with Difference	6
Financial Performance Review	7
Liquidity and Capital Resources	20
Risk Management	23
Non-IFRS Financial Measures	23
Critical Accounting Estimates	28
Changes in Accounting Policies	28
Controls and Procedures	28

2 | Page

Management’s Discussion and Analysis

 MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 7, 2019 and presents an analysis of the financial condition of Mogo Inc. (formerly Difference Capital Financial Inc. (“Difference”)) and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three and nine months ended September 30, 2019 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three months and nine months ended September 30, 2019 and 2018. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which is subject to copyright, such as “Mogo”,“MogoMoney” and “Level Up”, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue, contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, average core revenue per member (“Core ARPM”) and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

3 | Page

Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), charge-off ratios, anticipated cash needs and its need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form and annual report on Form 20-F available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

[The rest of this page left intentionally blank]

4 | Page

Management’s Discussion and Analysis

Company Overview

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health. Financial health continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free MogoAccount in only three minutes and get access to six products and solutions that help them monitor their credit score, protect themselves from identity fraud (“MogoProtect”), control their spend, and borrow responsibly (“MogoMoney”). The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than 925,000 members and a marketing partnership with Canada's premier news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the above key products, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

•	In November 2019, introduced a complete redesign of the Mogo app customer interface which included the introduction of four habits of financial health that tie our portfolio of 6 products together to help our members: 1) monitor and protect their credit with our free credit monitoring and identity fraud protection product; 2) control their spending with our Mogo Visa* Platinum Prepaid Card ("MogoCard") and digital spending account; 3) learn how to save and invest wisely and give them access to a simple and easy way to buy bitcoin; and 4) borrow responsibly with access to Mogo’s increasing suite of loan products as we expand our partner lending program.

•	In November 2019, we launched “MONEYUP” a new campaign designed to position Mogo at the forefront of financial health, and inspire and motivate Canadians to get in control of their financial health. Mogo plans to leverage its $60 million+ marketing partnership with Postmedia to launch the campaign across Canada.

•	In October 2019, announced a pilot partnership agreement with goeasy Ltd, one of Canada’s largest and most experienced non-prime consumer lenders. The partnership enables Mogo to more fully monetize our lending platform and drive new recurring fee-based revenue, with no capital investment or risk of these loans.

•	Launched our partner lending platform in Q3 2019, enabling our partners to leverage Mogo’s digital platform and technology driven adjudication process to quickly and conveniently provide Canadians with personal loans. Under the partner lending model, our lending partner funds and takes ownership of the loan while Mogo receives an origination fee and a recurring platform fee with no credit risk.

•	Appointed KPMG as the Company’s auditors in the third quarter of 2019.

•	Monetized our interest in Wekerloo Development Inc. (“Wekerloo”) for $2.1 million (equal to book value), and realized a cash gain of $0.3 million from the restructuring of debentures (held at nil book value).

•	Completed the Business Combination (as defined below) in Q2 2019 which included the acquisition of cash and an investment portfolio which, before transaction related expenses, had a total fair value of $34.1 million.

•	In the second quarter of 2019, we exited from our bitcoin mining operations, which represented 5% of total revenue in that quarter vs 4.5% of total revenue in the comparative period.

•	Extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia, during the second quarter of 2018, for an additional two years to the end of 2020.

•	Expanded our product offerings to Saskatchewan, Yukon, Northwest Territories and Nunavut in Q2 2019. With the expansion to these new markets, Mogo’s products are now available to Canadians in all provinces and territories, except Quebec.

•	Commenced trading on the NASDAQ Capital Market under the symbol “MOGO” during the second quarter of 2018.

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit. By leveraging technology and design, our goal is to empower Canadians to live their best financial life and achieve financial health all through one simple app.

5 | Page

Management’s Discussion and Analysis

Business Combination with Difference

On June 21, 2019, Mogo Finance completed a plan of arrangement pursuant to which it amalgamated with a wholly-owned subsidiary of Difference (the “Business Combination”). In connection with the Business Combination, Difference was continued into British Columbia and changed its name to Mogo Inc. and continues to execute on Mogo Finance’s vision of building the leading fintech platform in Canada. The Business Combination is accounted for as a reverse acquisition of Difference by Mogo Finance under IFRS 3 - Business combinations, and accordingly, this MD&A reflects the continuing operations of Mogo Finance.

Under the Business Combination, Mogo acquired $31.4 million of net assets in exchange for the purchase consideration of $15.5 million, including a $23.9 million investment portfolio which includes some of the premier private technology companies in Canada. Management intends to liquidate the portfolio over the next 12-24 months to provide a continued stream of capital resources for the Company.

The excess of net assets acquired over purchase consideration was recorded as a $15.9 million gain on acquisition. Refer to Note 13 of the interim condensed consolidated financial statements for further details.

[The rest of this page left intentionally blank]

6 | Page

Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: subscription and services revenue, gross profit, core revenue(1) (2), contribution(1) (3), contribution margin(1)(3), adjusted EBITDA(1), adjusted net loss(1), cash provided by operating activities before investment in gross loans receivable(1), charge-off rate(1), core ARPM(1), and Mogo members(1). For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”. We evaluate our performance by comparing our actual results to prior year results. The tables below provide the summary of key performance indicators for the applicable reported periods:

($000s, except percentages and average revenue per member)
	Three months ended September 30,		Percentage	Nine months ended September 30,		Percentage
	2019	2018	Change	2019	2018	Change

IFRS Measures
Subscription and services	$7,785	$7,833	(1)%	$24,282	$18,555	31%
Gross profit	10,089	9,565	5%	31,121	28,848	8%

Non‑IFRS Measures(1)
Core revenue(2)	$16,585	$14,623	13%	$47,653	$35,325	35%
Contribution(3)	5,002	5,048	(1)%	16,471	16,038	3%
Contribution margin(3)	30.2%	32.7%		33.4%	35.5%
Adjusted EBITDA	1,081	1,045	3%	4,906	2,082	136%
Adjusted net loss	(5,825)	(5,500)	6%	(15,715)	(15,605)	1%
Cash provided by operating activities before investment in gross loans receivable	584	3,742	(84)%	4,814	5,763	(16)%
Charge-off rate	17.9%	15.3%		16.8%	14.6%
Core ARPM(2)	74	86	(14)%	76	75	(1)%

	September 30, 2019	September 30, 2018	Percentage Change	December 31, 2018	As at Percentage Change
Non-IFRS Non-Financial Measures(1)
Mogo Members (000s)	925	711	30%	756	22%

______________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In light of our exit from our bitcoin mining operations, the Company has revised its definition of core revenue to exclude bitcoin mining revenue. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

(3)	The Company has reallocated certain expenses from general and administrative to customer service and operations expense during the fourth quarter of 2018. Prior period comparatives have been reclassified to conform to the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation.

7 | Page

Management’s Discussion and Analysis

Subscription and services revenue

The launch of Mogo’s mobile-first digital platform dramatically expanded our opportunity to launch new products, including MogoProtect, MogoCard, MogoMortgage, MogoCrypto, partner lending and our premium account subscription offerings. We remain focused on continuing to drive growth in this segment by ramping existing products and introducing new products on our digital platform to add value to our growing member base.

Subscription and services revenue held constant at $7.8 million for the three months ended September 30, 2019 and 2018, respectively, despite our exit from our bitcoin mining operations in the second quarter of 2019. For the nine months ended September 30, 2019, subscription and services revenue increased by 31% to $24.3 million from $18.6 million in the same period last year.

Gross profit

Gross profit was $10.1 million for the three months ended September 30, 2019, an increase of 5% compared to $9.6 million in the same period last year, and $31.1 million for the nine months ended September 30, 2019, an increase of 8% compared to $28.9 million in the same period last year. These increases are driven by the overall increase in revenue.

Gross profit margin was 60.8% and 63.1% for the three and nine months ended September 30, 2019, respectively, compared to 62.0% and 63.9% in the same periods last year. While gross profit margin benefitted from an increase in certain higher margin subscription and services revenue streams in the three and nine months ended September 30, 2019 compared to the same periods last year, these benefits were offset by the elimination of loan fees as we strategically exited from our legacy short-term loan products in the third quarter of 2018 and exited our bitcoin mining operations in the second quarter of 2019. We expect gross margin to trend upwards starting in the fourth quarter of 2019 as we ramp up partner lending and introduce new subscription and services revenue streams.

Core revenue(1) (2)

Core revenue increased by 13% to $16.6 million for the three months ended September 30, 2019 compared to $14.6 million in the same period last year. For the nine months ended September 30, 2019, core revenue increased by 35% to $47.7 million from $35.3 million in the same period last year. The growth in core revenue was driven equally by increases in interest revenue and subscription and services revenue, excluding bitcoin mining revenue.

Core revenue is a measure used by our management and Board to understand and evaluate trends within our core products. Core revenue is calculated as total revenue less revenue from loan fees and our bitcoin mining operations. We consider this measure relevant in assessing the performance of our core business operations. We expect accelerating growth in core revenue in 2020.

Contribution and contribution margin(1)(2)

Contribution remained consistent at $5.0 million for the three months ended September 30, 2019 and 2018, respectively, representing a contribution margin of 30.2% and 32.7%, respectively. Contribution increased by 3% to $16.5 million for the nine months ended September 30, 2019 as compared to $16.0 million in the nine months ended September 30, 2018, representing a contribution margin of 33.4% and 35.5%, respectively. The overall change in contribution margin is predominantly due changes in gross profit as described above.

Reduced customer service and operations (“CS&O”) expenses as a percentage of revenue relative to the same period last year had a positive offsetting impact on contribution margin, demonstrating our ability to leverage our digital platform as we grow our business.

_________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In light of our exit from our bitcoin mining operations, the Company has revised its definition of core revenue to exclude bitcoin mining revenue. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

8 | Page

Management’s Discussion and Analysis

Adjusted EBITDA(1)

Adjusted EBITDA for the three months ended September 30, 2019 was $1.1 million, representing an increase of 3% compared to $1.0 million in the same period last year. Adjusted EBITDA was $4.9 million for the nine months ended September 30, 2019, representing a 136% increase compared to $2.1 million in the same period last year. This growth predominately resulted from a decrease in operating expenses, excluding stock based compensation and depreciation and amortization expense, despite continued growth in revenue and gross profit in the three and nine month periods ended September 30, 2019 compared to the same periods last year.

Adjusted net loss(1)

Adjusted net loss for the three months ended September 30, 2019 was ($5.8) million, representing an increase of 6% compared to $(5.5) million in the same period last year. Adjusted net loss for the nine months ended September 30, 2019 was ($15.7) million, remaining consistent with the same period last year. This was due to the increase in adjusted EBITDA noted above, offset by higher credit facility interest expense as we increased drawdowns on both credit facilities to support the growth in our loan portfolio, and an increase in non-cash depreciation and amortization expense relative to the same period last year.

Cash provided by (used in) operating activities before investment in gross loans receivable(1)

Cash provided by operating activities before investment in gross loans receivable was a $0.6 million cash inflow in the three months ended September 30, 2019, compared to a $3.7 million cash inflow in the same period last year and $4.8 million inflow in the nine months ended September 30, 2019, compared to a $5.8 million cash inflow in the same period last year. The decrease is primarily due to more favorable timing of changes in working capital in the prior year periods.

Charge-off rate(1)

Charge-off rate is calculated as the annualized rate of loans written-off during the current period, net of recoveries, divided by the average gross loans receivable balance in that period. Charge-off rate was 17.9% for the three months ended September 30, 2019, compared to 15.3% in the same period last year, and 16.8% compared to 14.6% for the nine months ended September 30, 2019 and 2018, respectively. There is a lag between when a loan is originated and when the related charge-off occurs. The current period charge-off rate is sensitive to a concentrated period of high growth in our loan book in mid-2018 for which the majority of related charge-offs occurred during second and third quarters of 2019 but are represented as a percentage of a loan book that’s held flat in anticipation of partner lending. This temporary increase in total charge offs is the main reason of the recent spike in charge-off rate. We have not seen any deterioration in our expected loss curves or the adequacy of earlier loan loss provisions. As we continue to maintain a flat loan book in anticipation of a shift towards partner lending, the third quarter of 2019 represents the peak of this volatility and we expect this rate to begin to decline starting in the fourth quarter of 2019.

Core ARPM(1) (2)

Core ARPM, which is annualized and derived from core revenue, decreased to $74 during the three months ended September 30, 2019 compared to $86 in the same period last year, and increased to $76 for the nine months ended September 30, 2019 compared to $75 in the same period last year. Similar to core revenue, our management team and the Board are focused on core ARPM as a key performance indicator of our core business operations.

__________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	In light of our exit from our bitcoin mining operations, the Company has revised its definition of core revenue to exclude bitcoin mining revenue. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

9 | Page

Management’s Discussion and Analysis

Mogo members(1)

Our total member base has grown to 925,000 members as at September 30, 2019, from 711,000 members as at September 30, 2018, representing an increase of approximately 30.0% or 214,000 net members. Net member increased by 60,000 members in the quarter, which represents a 7.0% increase compared to 57,000 members in the previous quarter. The continuous increase in our member base reflects increased brand awareness through our marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”) and the continuing adoption of the Company’s new and existing products.

Results of Operations

The following table sets forth a summary of our results of operations for the three and nine months ended September 30, 2019 and 2018:

($000s, except per share amounts)
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Total revenue	$16,585	$15,419	$49,314	$45,169
Cost of revenue	6,496	5,854	18,193	16,321
Gross profit	10,089	9,565	31,121	28,848
Technology and development expenses	3,599	3,779	12,331	10,961
Marketing expenses	2,379	2,363	6,428	7,053
Customer service and operations expenses	2,238	2,082	6,355	6,222
General and administration expenses	2,969	2,758	8,869	8,518
Operating expenses	11,185	10,982	33,983	32,754
Loss from operations	(1,096)	(1,417)	(2,862)	(3,906)
Credit facility interest expense	2,849	2,435	8,295	6,588
Debenture and other interest expense	2,045	2,017	6,114	6,043
Unrealized exchange loss (gain)	106	(114)	(177)	318
Change in fair value due to revaluation of derivative liability	-	150	570	(1,291)
Gain on acquisition, net	-	-	(14,349)	-
Realized gain on investment portfolio	(294)	-	(294)	-
Impairment of equipment	-	1,105	-	1,105
Other one-time expenses	231	35	516	382
Net loss and comprehensive loss	(6,033)	(7,045)	(3,537)	(17,051)
Adjusted EBITDA(1)	1,081	1,045	4,906	2,082
Adjusted net loss (1)	(5,825)	(5,500)	(15,715)	(15,605)
Net loss per share (Basic and fully diluted)	(0.22)	(0.31)	(0.14)	(0.75)

_________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

10 | Page

Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three and nine months ended September 30, 2019 and 2018:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2019	2018	Change	2019	2018	Change

Subscription and services revenue	$7,785	$7,833	(1)%	$24,282	$18,555	31%
Interest revenue	8,800	7,229	22%	25,032	18,503	35%
Loan fees	-	357	(100)%	-	8,111	(100)%
Total revenue	16,585	15,419	8%	49,314	45,169	9%

The following table summarizes our revenue streams as percentage of total revenue:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Subscription and services revenue	47%	51%	49%	41%
Interest revenue	53%	47%	51%	41%
Loan fees	-	2%	-	18%
Total revenue	100%	100%	100%	100%

Subscription and services revenue – represents MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, loan protection premiums, MogoCrypto revenue, revenue from our bitcoin mining operations and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans.

Loan fees - represent fees from our legacy short-term loan products, which generally had terms ranging from 14-30 days. These legacy short-term loan products and related loan fees were phased out in the third quarter of 2018.

Total revenue increased by 8% to $16.6 million from $15.4 million for the three months ended September 30, 2019 and 2018, respectively, and grew by 9% to $49.3 million from $45.2 million for the nine months ended September 30, 2019 and 2018, respectively, despite the elimination of loan fees in the third quarter of 2018 and exit from bitcoin mining in the second quarter of 2019. Core revenue, which excluding loan fees and bitcoin mining revenue, increased by 13% to $16.6 million from $14.6 million for the three months ended September 30, 2019 and 2018 respectively, and for the nine month period increased by 35% to $47.7 million from $35.3 million.

The increase in total revenue was 8% and 9% for the three and nine months period ended September 30, 2019 respectively. The growth in total revenue for the nine month period was largely driven by growth in interest revenue and subscription and services revenue equally.

Interest revenue increased by 22% to $8.8 million for the three months ended September 30, 2019 compared to $7.2 million in the same period last year. For the nine months ended September 30, 2019, interest revenue increased by 35% to $25 million compared to $18.5 million in the same period last year, as we continued to offer our members access to our MogoMoney smart credit products which comprise our long-term loan receivables.

11 | Page

Management’s Discussion and Analysis

Loan fees were nil in the three and nine months ended September 30, 2019, as the Company phased out its legacy short-term loan products and related loan fees in the third quarter of 2018.

Please refer to our discussion of our KPIs above for a specific discussion of changes in our subscription and services revenue.

Cost of revenue

The following table summarizes the cost of revenue for the three and nine months ended September 30, 2019 and 2018:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2019	2018	Change	2019	2018	Change

Provision for loan losses, net of recoveries	$4,830	$4,199	15%	$13,211	$11,880	11%
Transaction costs	1,666	1,655	1%	4,982	4,441	12%
Cost of revenue	6,496	5,854	11%	18,193	16,321	12%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Cost of revenue increased by 11% to $6.5 million from $5.8 million for the three months ended September 30, 2019 and 2018, respectively. For the nine months ended September 30, 2019, cost of revenue increased by 12% to $18.2 million from $16.3 million in the same period last year. These changes corresponded with the increases in revenue over the same respective periods.

Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions. The provision for loan losses increased by 15% to $4.8 million from $4.2 million for the three months ended September 30, 2019 and 2018, respectively. For the nine months ended September 30, 2019, the provision for loan losses increased by 11% to $13.2 million from $11.9 million compared to same period last year, which was primarily a result of growing our loan book. We expect the provision for loan losses as a percentage of revenue to decrease in future quarters as we focus on partner lending and decrease on balance sheet loan originations.

Transaction costs consist of variable costs incurred with third-party vendors and include expenses such as underwriting and credit scoring fees, loan system transaction fees, costs of the Company’s loan protection program and certain fees related to our MogoCard and MogoProtect program. Transaction costs remained fairly consistent at $1.7 million for the three months ended September 30, 2019 and 2018, respectively. For the nine months ended September 30, 2019, transaction costs increased by 12% to $5.0 million from $4.4 million in the same period last year. The increases were driven largely by growth in subscription and services revenue.

Technology and Development Expenses

The following table provides the technology and development expenses for the three and nine months ended September 30, 2019 and 2018:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2019	2018	Change	2019	2018	Change

Technology and development expenses	$3,599	$3,779	(5)%	$12,331	$10,961	13%
As a percentage of total revenue	22%	25%		25%	24%

12 | Page

Management’s Discussion and Analysis

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and IT infrastructure employees. Additional expenses include third‑party data acquisition expenses, professional services, consulting costs, hosting costs relating to servers and bitcoin mining equipment, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, and amortization of capitalized software costs related to our technology platform.

Technology and development expenses decreased by 5% to $3.6 million from $3.8 million for the three months ended September 30, 2019 and 2018 respectively. Consequently, technology and development expenses as a percentage of total revenue decreased to 22% from 25% in the three months ended September 30, 2019, relative to the same period last year. The decrease is primarily due to our exit from bitcoin mining in the previous quarter.

For the nine months ended September 30, 2019, technology and development expenses increased by 13% to $12.3 million from $11.0 million in the same period last year. Technology and development expenses as a percentage of total revenue remained relatively consistent at approximately 25% for the nine months ended September 30, 2019, relative to the same period last year. The overall increase in technology and development expenses for the nine month period highlights our commitment to invest in new product initiatives and platform development, which include our next generation mobile app, our partner lending platform, and cash-back on our MogoCard program.

The capitalization of technology and development expenses for the three months ended September 30, 2019 and 2018 remained consistent at $2.0 million. For the nine months ended September 30, 2019, capitalization increased by 17% to $6.2 million from $5.3 million compared to same period last year.

Investing in technology is core to our strategy of building a fully digital financial services platform that enhances member experience and promotes member engagement, which is key to driving continuous growth in active members and in turn increased member monetization.

Marketing Expenses

The following table provides the marketing expenses for the three and nine months ended September 30, 2019 and 2018:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2019	2018	Change	2019	2018	Change

Marketing expenses	$2,379	$2,363	1%	$6,428	$7,053	(9)%
As a percentage of total revenue	14%	15%		13%	16%

Marketing expenses consist of salaries and personnel‑related costs, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expense remained consistent at $2.4 million, and at 14% and 15% as a percentage of total revenue for the three months ended September 30, 2019 and 2018, respectively. For the nine months ended September 30, 2019, marketing expense decreased by 9% to $6.4 million from $7.1 million compared to same period last year, representing a decrease in percentage of total revenue from 16% to 13%. The Company strategically decreased our loan book growth prior to the launch of partner lending, resulting in the overall decrease in marketing spend. As we ramp partner lending, we expect marketing expense to increase.

13 | Page

Management’s Discussion and Analysis

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses for the three and nine months ended September 30, 2019 and 2018:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2019	2018	Change	2019	2018	Change

Customer Service and Operations expenses	$2,238	$2,082	8%	$6,355	$6,222	2%
As a percentage of total revenue	14%	14%		13%	14%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Additional expenses include third-party expenses related to credit data sources and collections.

CS&O expenses increased by 8% to $2.2 million from $2.1 million for the three months ended September 30, 2019 and 2018, respectively. For the nine months ended September 30, 2019 CS&O expenses increased by 2% to $6.4 million from $6.2 million in the same period last year. CS&O expenses as a percentage of total revenue for the three month period ended September 30, 2019 and 2018 remained fairly consistent at 14%, and declined to 13% from 14% for the nine month period then ended compared to last year. The marginal change was primarily driven by revenue growth exceeding increases in salaries and personnel-related costs, demonstrating our ability to leverage our digital platform as we grow our business.

General and Administration Expenses

The following table provides the general and administration expenses (“G&A”) for the three and nine months ended September 30, 2019 and 2018:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2019	2018	Change	2019	2018	Change

General and administration expenses	$2,969	2,758	8%	8,869	8,518	4%
As a percentage of total revenue	18%	18%		18%	19%

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses increased by 8% to $3.0 million from $2.8 million for the three months ended September 30, 2019 and 2018, respectively. For the nine months ended September 30, 2019, general and administration expenses increased by 4% to $8.9 million from $8.5 million in the same period last year. The increase in G&A expense is primarily due to an increase in professional services as we transition to new auditors. We expect G&A expense to remain flat as we scale our business.

G&A expenses as a percentage of total revenue for the three month period ended September 30, 2019 and 2018 remained fairly consistent at 18%, and declined to 18% from 19% for the nine month period then ended compared to last year.

14 | Page

Management’s Discussion and Analysis

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the three and nine months ended September 30, 2019 and 2018:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2019	2018	Change	2019	2018	Change

Credit facility interest expense – Liquid	$1,132	$1,114	2%	$3,141	$3,022	4%
Credit facility interest expense – Other	1,717	1,321	30%	5,154	3,566	45%
Total credit facility interest expense	2,849	2,435	17%	8,295	6,588	26%
As a percentage of total revenue	17%	16%		17%	15%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Liquid and Credit Facility – Other, including interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased by 17% to $2.8 million from $2.4 million for the three months ended September 30, 2019 and 2018, respectively. For the nine months ended September 30, 2019, credit facility interest expense increased by 26% to $8.3 million from $6.6 million compared to the same period last year. The change is primarily due to increased usage of our credit facilities, particularly on the Credit Facility – Other, resulting from the continued growth in our gross loans receivable.

Credit facility interest expense as a percentage of total revenue increased by 1% and 2% for the three and nine months ended September 30, 2019, respectively, for the reasons described above.

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the three and nine months ended September 30, 2019 and 2018:

($000s, except percentages)
	Three months ended September 30		Percentage	Nine months ended September 30		Percentage
	2019	2018	Change	2019	2018	Change

Debenture and other interest expense	$2,045	$2,017	1%	$6,114	$6,043	1%
Unrealized foreign exchange loss (gain)	106	(114)	n/a	(177)	318	n/a
Change in fair value due to revaluation of derivative liability	-	150	(100)%	570	(1,291)	n/a
Gain on acquisition, net of transaction cost	-	-	n/a	(14,349)	-	n/a
Realized gain on investment portfolio	(294)	-	n/a	(294)	-	n/a
Impairment of equipment	-	1,105	(100)%	-	1,105	(100)%
Other one-time expenses	231	35	560%	516	382	135%
Total other expense (income)	2,088	3,193	(35)%	(7,620)	6,557	n/a
As a percentage of total revenue	13%	21%		(16%)	15%

15 | Page

Management’s Discussion and Analysis

Total other expense (income) decreased by 35% to $2.1 million from $3.2 million for the three months ended September 30, 2019 and 2018, respectively. For the nine months ended September 30, 2019, total other expense (income) increased by $14.2 million to total income of ($7.6) million compared to total expense $6.6 million in the same period last year. This is primarily attributable to the gain on acquisition explained in the section “Business Combination with Difference” on page 5, net of transaction related costs.

Debenture and other interest expense consists of interest expense and accretion of transaction costs related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16 on January 1, 2019. As a result of the prospective adoption of IFRS 16, interest expense related to lease liabilities recorded in 2019 does not have a comparative expense in 2018. Offsetting this incremental increase, management continues to renegotiate the terms of its outstanding debentures decreasing related interest expense. Debenture and other interest expense remained fairly consistent at $2.0 million for the three months ended September 30, 2019, and at $6.1 million and $6.0 million for the nine months ended September 30, 2019 and 2018, respectively.

Our presentation and functional currency is the Canadian dollar (CAD). Our operations are based in Canada and we derive all of our revenue in CAD. Unrealized exchange loss (gain) for the three and nine months ended September 30, 2019 and 2018 are primarily associated with the translation of $4.9 million in United States dollar denominated debentures into their CAD equivalent at each reporting period end.

The change in fair value due to revaluation of derivative liability, a non-cash item, is related to the warrants issued to our lender. On June 17, 2019, the lender exercised their warrants resulting in a cashless net issuance of 336,871 common shares by Mogo Finance in lieu of settling the 583,333 warrants outstanding. Upon exercise of the warrants, the derivative liability was extinguished and as such no further revaluations are necessary.

In three and nine month periods ended September 30, 2019, the Company realized a cash gain of $0.3 million on the restructuring of debentures previously held at nil fair value within its portfolio of investments.

In the three months ended September 30, 2018, the Company recognized an impairment charge on its bitcoin mining equipment. The equipment has since been fully depreciated and is held at nil book value as at September 30, 2019.

Other one-time expenses of $0.2 million for the three months ended September 30, 2019 relate to restructuring costs, which are expected to continue into the fourth quarter of 2019. We expect these alignments to improve our ongoing operational efficiency.

16 | Page

Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2019			2018				2017
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter

Income Statement Highlights
Total revenue	$16,585	$16,378	$16,351	$16,108	$15,419	$15,417	$14,333	$13,331
Gross profit	10,089	10,372	10,660	10,003	9,565	9,912	9,371	9,108
Net income (loss) and comprehensive income (loss)	(6,033)	7,501	(5,005)	(4,971)	(7,045)	(6,056)	(3,950)	(6,101)

Net income (loss) per common share (basic and fully diluted)	(0.22)	0.31	(0.21)	(0.22)	(0.31)	(0.27)	(0.17)	(0.33)

Non-IFRS Financial Measures(1)
Core revenue(2)	16,585	15,565	15,503	15,515	14,623	10,916	9,787	9,212
Contribution(3)	5,002	5,440	6,029	5,077	5,048	5,649	5,341	5,285
Adjusted EBITDA	1,081	1,587	2,238	2,072	1,045	734	303	1,003

Key Quarterly Trends

Total revenue has trended upwards since Q4 2017, driven primarily by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products and premium account solutions. Interest revenue has also increased quarter over quarter, as we continue the growth of our long-term loan products. Both of these revenue segments have exhibited a continuous overall growth pattern in the past two years. Accelerated growth in subscription and services and interest revenue has outpaced the elimination of loan fees and our exit from bitcoin mining resulting in total revenue growth and significant growth in core revenue(1)(2).

Gross profit and contribution trended upwards up to the first quarter of 2019, benefiting from growth in higher margin subscription and services revenue. The recent decline in gross profit and contribution is primarily due to our exit from our bitcoin mining operations and an increase in our loan loss provision. Fluctuations in net income (loss) and comprehensive income (loss)in recent quarters are driven primarily by changes in non-cash related items such as the gain on acquisition, change in fair value due to revaluation of derivative liability, depreciation and amortization, and stock based compensation expense. Adjusted EBITDA has generally trended upwards as growth in revenue and gross profit outpaced the growth in our operating expenses as we continue to leverage our digital platform. The recent decline in Adjusted EBITDA in the second and third quarter of 2019 is primarily the result of the change in gross profit and contribution as explained above.

______________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)

In light of our exit from our bitcoin mining operations, the Company has revised its definition of core revenue to exclude bitcoin mining revenue. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

(3)	The Company has reallocated certain expenses from general and administrative to customer service and operations expense in the fourth quarter of 2018. Prior period comparatives have been reclassified to conform to the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation.

17 | Page

Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at September 30, 2019:

($000s)
	September 30, 2019	As at December 31, 2018

Cash	$13,645	$20,439
Loans receivable, net	91,845	86,347
Investment portfolio	21,790	-
Total assets	159,857	132,234
Total liabilities	151,780	140,928

Total assets increased by $27.6 million during the nine months ended September 30, 2019, driven primarily by the acquisition of an investment portfolio from the Business Combination, right-of-use assets recognized upon adoption of IFRS 16 and an increase in loans receivable, net.

Total liabilities increased by $10.9 million during the nine months ended September 30, 2019. The change was driven primarily by an addition of lease liabilities resulting from the adoption of IFRS 16, an increase in our credit facilities to support the growth of our loan portfolio and the liabilities assumed from the Business Combination.

Loans receivable

The following table provides a breakdown of loans receivable as at September 30, 2019:

($000s)
	September 30, 2019	As at December 31, 2018

Gross loans receivable	107,271	$101,756
Allowance for loan losses	(15,426)	(15,409)
Net loans receivable	91,845	86,347

The gross loans receivable portfolio was $107.3 million as at September 30, 2019, an increase of $5.5 million or 5.1% compared to the balance as at December 31, 2018, as we continued to originate loans and grow our loan book.

Reconciliation of allowance for loan losses as at September 30, 2019 and December 31, 2018 is as follows:

($000s)
	Nine months ended September 30, 2019	Year ended December 31, 2018
Allowance for loan losses, beginning of year	$15,409	$7,434
Impact of adopting IFRS 9 on January 1, 2018	-	5,135
Allowance for loan losses	15,409	12,569
Provision for loan losses	14,539	18,406
Loans charged-off	(14,522)	(15,566)
Allowance for loan losses, end of year/period	15,426	15,409

_______

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

18 | Page

Management’s Discussion and Analysis

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our loan portfolio.

The adoption of IFRS 9 resulted in a $5.1 million opening balance sheet adjustment to the allowance for loan losses as at January 1, 2018. This increase did not represent a change in the expected recovery value of the underlying loans receivable as at that date, but was rather a function of extending the allowance for loan losses to provide for expected future losses over a longer future timeframe. This includes provisioning an allowance for “Stage 1” performing loans that have not experienced any significant increase in credit risk since initial recognition. The allowance on Stage 1 loans receivable comprises $7.2 million of the $15.4 million allowance for loan losses as at September 30, 2019.

The allowance for loan losses was $15.4 million as at September 30, 2019, consistent with the balance at December 31, 2018, even though the Company’s gross loan receivables grew slightly in the period.

Refer to Note 4 of the Interim Condensed Consolidated Financial Statements for a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statements of comprehensive income (loss).

The Company reserves and charges off consumer loans to the extent that there is no reasonable expectation of recovery, once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

The significant related-party transactions that occurred during the three and nine months ended September 30, 2019 were transactions with debenture holders that incur interest. The related party debentures balance as at September 30, 2019 totaled $663 (December 31, 2018 – $3,300) with principal amounts maturing at various periods through to May 31, 2022. The debentures bear annual interest rates from 10.0% to 18.0% (December 31, 2018 – 12.0% to 18.0%) with interest expense totaling $0.1 million and $0.4 million for three and nine months ended September 30, 2019 and 2018, respectively. The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; (iii) an entity which is directly or indirectly controlled by members of the family of Gregory Feller and David Feller, each a director and officer of the Company; and (iv) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

On June 28, 2019, the Company sold its minority interest in Wekerloo that is majority-owned by one of the Company’s directors for proceeds of $2,100, equivalent to its initial cost recognized on the balance sheet, resulting in no gain or loss on disposition.

Off‑Balance Sheet Arrangements

We have no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

19 | Page

Management’s Discussion and Analysis

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of common shares and convertible debentures, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The Business Combination with Difference in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio totaling $21.8 million which it hopes to monetize over the next 24 months. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities. The acquisition of Difference in the second quarter of 2019 has also added to the Company’s capital resources and strengthened its financial position.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures and will continue to issue shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the credit facilities which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facilities. See Note 11 to the financial statements for further details. We expect to extend the maturities of the credit facilities beyond 2020.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and nine months ended September 30, 2019 and 2018:

($000s)
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Cash provided by operating activities before investment in gross loans receivable(1)	$584	$3,742	$4,814	$5,763
Cash invested in loans receivable	(5,730)	(10,506)	(20,037)	(25,733)
Cash used in operating activities	(5,146)	(6,764)	(15,223)	(19,970)
Cash used in investing activities	(2,084)	(3,210)	(6,820)	(7,774)
Cash provided by financing activities	817	4,405	15,249	12,230
Net (decrease) increase in cash for the period	(6,413)	(5,569)	6,794	(15,514)

Our net cash decreased by ($6.4) million and increased by $6.8 million for the three and nine months ended September 30, 2019, respectively, compared to decreases of ($5.6) million and ($15.5) million in the same periods last year. Removing the one-time cash impact of transactions like the Business Combination, our cash use for the three and nine months ended September 30, 2019 totaled ($4.7 million) and ($17.5) million, respectively, and ($8.2) million for the three months ended June 30, 2019. This adjusted cash used in the current three month period has improved compared to the same quarter in 2018 and the second quarter of 2019. We expect cash use to further decline in the fourth quarter of 2019 and the first quarter of 2020 as we continue to hold our loan book flat, decreasing our investment in gross loans receivable, and growing revenue through our higher margin subscription and service revenue streams.

________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

20 | Page

Management’s Discussion and Analysis

Cash used in operating activities

Our operating activities consist of our subscription and services revenue as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash used in operating activities decreased to ($5.1) million and ($15.2) million for the three and nine months ended September 30, 2019 respectively, compared to ($6.8) million and ($20.0) million respectively in the same period last year, primarily due to a decrease to our net investment in gross loans receivable.

If net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash provided by operating activities would be $0.6 million and $4.8 million during the three and nine months ended September 30, 2019, respectively, compared to $3.7 million and $5.8 million during the same periods last year. The change is primarily due to more favorable timing of changes in working capital in the same period last year.

Cash provided by (used in) investing activities

Our investing activities consist primarily of capitalization of software development costs, and the purchases of property, equipment and software. Capitalized software development costs and purchases of property, equipment and software may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the three months ended September 30, 2019, cash invested in the purchase of equipment and investment in software was ($2.1) million, a decrease of $1.1 million compared to ($3.2) million in the same period in 2018. Cash investments in the prior year period included payments for equipment used in our bitcoin mining operations, which we exited in the second quarter of 2019. Cash used in investing activities was ($6.8) million in the nine months ended September 30, 2019 compared to ($7.8) million in the same period last year.

Cash provided by (used in) financing activities

Our historical financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, principal payments related to our lease hold properties and borrowings from our credit facilities.

Cash provided by financing activities for the three months ended September 30, 2019 was $0.8 million, representing a decrease of $(3.6) million compared to the same period last year. This is primarily due to the lower credit facility draws compared to the same period last year. Cash provided by financing activities increased by $3.0 million for the nine month period compared to last year. This is primarily due to the cash received in the Business Combination and proceeds from the sale our interest in Wekerloo.

21 | Page

Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at September 30, 2019, including commitments relating to leasing contracts. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)
	2019	2020	2021	2022	2023	Thereafter

Commitments
Lease payments	$228	$853	$850	$816	$821	$3,174
Purchase obligations	527	2,111	-	-	-	-
Accounts payable	13,694	-	-	-	-	-
Credit Facility – Liquid	-	31,629	-	-	-	-
Credit Facility – Other	-	46,522	-	-	-	-
Debentures	-	25,033	9,726	7,750	-	-
Convertible debentures	-	12,068	-	-	-	-
Total contractual obligations	14,449	118,216	10,576	8,566	821	3,174

The following table shows contractual obligations as at December 31, 2018, including commitments relating to leasing contracts:

($000s)
	2019	2020	2021	2022	2023	Thereafter

Commitments
Estimated lease payments	$1,252	$682	$90	$90	$90	$158
Purchase obligations	2,111	2,111	-	-	-	-
Accounts payable	10,624	-	-	-	-	-
Credit Facility – Liquid	-	31,821	-	-	-	-
Credit Facility – Other	-	44,113	-	-	-	-
Debentures	-	27,968	9,787	3,870	-	-
Convertible debentures	-	11,781	-	-	-	-
Total contractual obligations	13,987	118,476	9,877	3,960	90	158

Disclosure of Outstanding Shares

Our authorized capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of November 7, 2019, no preferred shares have been issued and the following common shares, and rights to acquire common shares, were outstanding:

Class of Security	Number outstanding (in 000s) as at November 7, 2019
Common shares	27,339
Stock options	3,524
Restricted share units	148
Common share purchase warrants	1,196

22 | Page

Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. These risks include credit, liquidity, foreign currency, and interest rate risk, among others, which are described further in the notes to the Company’s interim condensed consolidated financial statements for the three and nine months ended September 30, 2019 and 2018.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. Core revenue, contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, core ARPM and Mogo members are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Core revenue(1)

Core revenue is a non-IFRS financial measure that we calculate as total revenue less revenue from loan fees and our bitcoin mining operations. Core revenue is a measure used by our management and the Board to understand and evaluate trends within our business. We phased out our legacy short-term loan products and related loan fees in the third quarter of 2018, and thus we consider it important to highlight trends in revenue relating to our primary revenue segments. The following table presents a reconciliation of core revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Total revenue	$16,585	$15,419	$49,314	$45,169
Less: loan fees and mining	-	796	1,661	9,844
Core revenue	16,585	14,623	47,653	35,325

____________

(1)

In light of our exit from our bitcoin mining operations, the Company has revised its definition of core revenue to exclude bitcoin mining revenue. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

23 | Page

Management’s Discussion and Analysis

The Company has adjusted its prior period comparatives to conform with the new definition of core revenue.

($000s,)
	2019			2018				2017
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter

Core revenue, previously stated	$16,585	$16,378	$16,351	$16,108	$15,062	$11,608	$10,388	$9,212
Less: bitcoin mining revenue	-	(813)	(848)	(593)	(439)	(692)	(601)	-
Core revenue, revised	16,585	15,565	15,503	15,515	14,623	10,916	9,787	9,212

Contribution and Contribution Margin(2)

Contribution is a non-IFRS financial measure that we calculate as gross profit less the credit facility interest expense and customer service and operations expenses. Contribution margin is a non-IFRS financial measure calculated by dividing contribution by total revenue. Contribution and contribution margin are measures used by our management and the Board to understand and evaluate our core operating performance and trends, and in particular as a way to evaluate the profitability of our core product revenue. Contribution excludes the impact of other expenses related to our investment in our platform, business and brand including technology, marketing and general and administration expenses. Factors that affect our contribution and contribution margin include revenue mix, transaction costs, and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution and contribution margin to gross profit, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except percentages)
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Gross profit	$10,089	$9,565	$31,121	$28,848
Less:
Credit facility interest expense	2,849	2,435	8,295	6,588
Customer Service and Operations expenses	2,238	2,082	6,355	6,222
Contribution	5,002	5,048	16,471	16,038

Total revenue	16,585	15,419	49,314	45,169
Contribution Margin	30.2%	32.7%	33.4%	35.5%

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding depreciation and amortization, stock based compensation expense, gain on acquisition, one-time expenses, credit facility interest expense, debenture and other interest expense, and unrealized gain or loss on financial instruments and foreign exchange. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. The following table presents a reconciliation of adjusted EBITDA to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

_____________

(2)	The Company has reallocated certain expenses from general and administrative to customer service and operations expense in the fourth quarter of 2018. Prior period comparatives have been reclassified to conform to the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation.

24 | Page

Management’s Discussion and Analysis

($000s)
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Net loss and comprehensive loss	$(6,033)	$(7,045)	(3,537)	$(17,051)
Depreciation and amortization	2,012	2,093	6,212	5,056
Stock‑based compensation	165	369	1,556	932
Credit facility interest expense	2,849	2,435	8,295	6,588
Debenture and other interest expense	2,045	2,017	6,114	6,043
Unrealized foreign exchange loss (gain)	106	(114)	(177)	318
Change in fair value due to revaluation of derivative liability	-	150	570	(1,291)
Gain on acquisition, net	-	-	(14,349)	-
Realized gain on investment portfolio	(294)		(294)
Impairment of equipment	-	1,105	-	1,105
Other one-time expenses	231	35	516	382
Adjusted EBITDA	1,081	1,045	4,906	2,082

Adjusted Net Loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding unrealized gain or loss on financial instruments and foreign exchange, stock-based compensation and other one-time income and expenses. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall business financial performance and trends. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other interest expense, and thus comprises more elements of the Company’s overall net profit or loss. The following table presents a reconciliation of adjusted net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Net loss and comprehensive loss	$(6,033)	$(7,045)	$(3,537)	$(17,051)
Stock‑based compensation	165	369	1,556	932
Unrealized foreign exchange loss (gain)	106	(114)	(177)	318
Change in fair value due to revaluation of derivative liability	-	150	570	(1,291)
Gain on acquisition, net	-	-	(14,349)	-
Realized gain on investment portfolio	(294)		(294)
Impairment of equipment	-	1,105	-	1,105
Other one-time expenses	231	35	516	382
Adjusted net loss	(5,825)	(5,500)	(15,715)	(15,605)

25 | Page

Management’s Discussion and Analysis

Cash Provided by Operating Activities before Investment in Gross Loans Receivable

Cash provided by operating activities before investment in gross loans receivable is calculated as cash used in operating activities, less net cash used in loan investment. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the period indicated:

($000s)
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Net cash used in operating activities	$(5,146)	$(6,764)	$(15,223)	$(19,970)
Net investment in gross loans receivable	(5,730)	(10,506)	(20,037)	(25,733)
Cash provided by operations before investment in gross loans receivable	584	3,742	4,814	5,763

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of loans written-off during the current period, net of recoveries, divided by the average gross loans receivable balance in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio.

The following table presents a calculation of charge-off rate using loans charged-off and gross loans receivable, the most comparable IFRS financial measures, for each of the periods indicated:

($000s)
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Loans charged-off	$5,204	$4,047	$14,522	$11,099
Recoveries	(413)	(506)	(1,328)	(1,467)
Charge-off net of recoveries	4,791	3,541	13,194	9,632
Gross loans receivable - opening balance	106,745	89,069	101,756	80,894
Gross loans receivable - ending balance	107,271	95,528	107,271	95,528
Simple average of Gross loans receivable	107,008	92,299	104,514	88,211
Charge-off rate (annualized)	17.9%	15.3%	16.8%	14.6%

26 | Page

Management’s Discussion and Analysis

Core ARPM(1)

Core ARPM is a non-IFRS measure that we calculate as core revenue during a period divided by the average number of Mogo members in the period, annualized for a full year. We believe that the measure is a key driver of the Company’s future performance.  Our strategy is to continue to grow existing products, launch new products, grow our member base and increase monetization of our member base.

The following table present a calculation of Core ARPM starting from total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except ARPM)
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Total revenue	$16,585	$15,419	$49,314	$45,169
Less: loan fees and mining	-	796	1,661	9,844
Core revenue(1)	16,585	14,623	47,653	35,325
Number of Mogo Members – opening (000s)	865	654	756	544
Number of Mogo Members – ending (000s)	925	711	925	711
Simple average of Mogo Members (000s)	895	683	841	628
Core ARPM (annualized in $)	$74	$86	$76	$75

The revision in the definition of core revenue in the fourth quarter of 2019, and adjustment to prior period comparatives to conform with the new definition, has resulted in a corresponding change to core ARPM. A reconciliation of previously reported amounts to adjusted core ARPM is as follows:

($000s,)
	2019			2018				2017
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter

Core “ARPM”, previously stated	74	78	84	88	88	74	72	71
Adjusted for bitcoin mining revenue	-	(4)	(5)	(3)	(2)	(5)	(4)	-
Core “ARPM”, revised	74	74	79	85	86	69	68	71

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, our premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12 month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance.  Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada. We anticipate that our Mogo members will continue to grow over time.

_____________

(1)	In light of our exit from our bitcoin mining operations, the Company has revised its definition of core revenue to exclude bitcoin mining revenue. The prior period comparative figures for core revenue and core ARPM have also been revised to conform with the new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue and core ARPM to amounts reported in previous periods.

27 | Page

Management’s Discussion and Analysis

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, fair value of share-based payments and income taxes, which are described further in the notes to Mogo Finance’s consolidated financial statements for the year ended December 31, 2018.

The fair value measurement of privately held investments is also subject to significant estimation and judgment, and is described further in the notes to the Company’s unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2019 and 2018.

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2019

The Company has adopted IFRS 16, Leases, as of January 1, 2019. On adoption of IFRS 16, the Company recognised lease liabilities in relation to property leases which had previously been classified as ‘operating leases’ under the principal of IAS 17. Additional information regarding the effects of adoption of IFRS 16 can be found in Note 3 of the Company’s unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2019 and 2018. In the third quarter of 2019, the Company has adjusted its measurement of lease liabilities as at January 1, 2019 by $2,460 to exclude tax and operating costs, with a corresponding decrease to the right-of-use assets. The adjustment did not impact the statements of comprehensive income (loss), changes in equity (deficit) or cash flows.

In addition to the standard listed above, several other amendments and interpretations apply for the first time in 2019, but do not have any material impact on the financial results of the Company.

Mogo also adopted certain new accounting policies in connection with the business combination with Difference on June 21, 2019, which are described in Note 3 of the Company’s unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2019 and 2018.

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at September 30, 2019, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

28 | Page